Exhibit 99.1

LOTUS TECH

group-lotus.com

Lotus Technology Secures Investment from Strategic Investor

New York– June 24, 2024 – Lotus Technology Inc. (“Lotus Tech” or the “Company”), a leading global luxury electric vehicle maker, today announced that it has enter into a convertible bond agreement with an aggregate principal amount of approximately $110 million1 through a private placement from its existing strategic shareholder (the “Investment”). The investment marks the shareholder’s continuous confidence in Lotus Tech’s growth strategy and outlook. The transaction is subject to customary closing conditions and the closing is expected to take place in the near future. A description of the material terms and conditions of the convertible purchase agreement and the notes is included in the Company’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission.

The Investment underscores the shareholder’s strong belief in the Company’s vision and core value. The expected funds from the Investment will further strengthen the Company’s cash position.

“We are grateful to our strategic shareholder as they continue to invest and demonstrate confidence in our performance and growth potential.” said Mr. Qingfeng Feng, Chief Executive Officer of Lotus Tech. “We look forward to further executing our strategy, accelerating our growth, and importantly, furthering our mission to steer the industry towards a more sustainable future.”

About Lotus Technology

Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle battery electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the registration statement on Form F-4 filed by Lotus Tech with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

For investor and media inquiries

Demi Zhang

ir@group-lotus.com

1 The principal amount of each note will be based on the applicable exchange rate two business days prior to the issue date. This estimated principal amount is based on the exchange rate on June 24, 2024..

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